UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Pacific Coast Oil Trust
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
694103102
(CUSIP Number)
Ravi Ramesh Desai
14 Walsh Drive, 2nd Floor
Parsippany, New Jersey, 07054
973.251.7387
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 23, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 694103102

1	NAME OF REPORTING PERSON: Ravi Ramesh Desai I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,721,087
	9	SOLE DISPOSITIVE POWER 1,721,087
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,721,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 694103102

1	NAME OF REPORTING PERSON: Cromwell Capital LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,396,780
	9	SOLE DISPOSITIVE POWER 2,396,780
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,396,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 694103102
ITEM 1.	SECURITY AND ISSUER:
Pacific Coast Oil Trust 601 Travis Street, 16th Floor, Houston, Texas, 77002
ITEM 2.	IDENTITY AND BACKGROUND:
(a) This Statement is filed by:
1. Ravi Ramesh Desai
2. Cromwell Capital LLC

(b) The business address of Mr. Desai is 14 Walsh Drive, Parsippany, NJ, 07054. The business address of Cromwell Capital LLC is 14 Walsh Drive, Parsippany, NJ, 07054.

(c) Mr. Desai is a private investor. The principal business of Cromwell Capital is acquiring, holding and disposing of investments in various companies.

(d) Not applicable

(e) Not applicable

(f) Mr. Desai is a citizen of the United States. Mr. Shaltout is a citizen of the United States. Cromwell Capital LLC is a New Jersey limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Working capital for both Desai and Cromwell.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons acquired shares of Pacific Coast for investment purposes.

Mr. Desai and Mr. Shaltout believe that the trustee is not properly representing unitholders. The trustee has refused to file suit against PCEC for what we believe are illegal and improper assessments against the trust, preventing the trust from making distributions and potentially forcing dissolution and liquidation, which we believe would harm unitholders.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
The following sets forth the aggregate number and percentage (based on 38,583,158 units outstanding on October 23, 2024, as reported in the 10-Q of the Issuer filed with the Securities and Exchange Commission on August 1, 2019) of outstanding units owned beneficially by the Reporting Persons.

Name, No. of Shares, Percent of Class:
Ravi Ramesh Desai, 1,721,087, 4.5%
Cromwell Capital LLC (1), 2,396,780, 6.2%

Total for Mr. Desai and Cromwell Capital LLC, 4,117,867, 10.7%

(1) These shares are owned by Cromwell Capital LLC, an investment partnership, for which Moe Shaltout is the Managing Member, and acts as the discretionary portfolio manager.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 1 - Letter to Unit Holders, dated October 23, 2024

CUSIP No.: 694103102
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 07 2024	Ravi Ramesh Desai By: /s/ Ravi Desai Name: Ravi Desai Title: Private Investor
November 05 2024	Cromwell Capital LLC By: /s/ Moe Shaltout Name: Moe Shaltout Title: Managing Member
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 694103102
To Fellow Unitholders of Pacific Coast Oil Trust (ROYTL),

We are at a critical juncture for the Pacific Coast Oil Trust, and we are joining the ongoing battle to protect the value of our investments. For years, unitholders have watched as the operator of the trust, Pacific Coast Energy Company (PCEC), along with the passive complicity of the Trustee, Sarah Newell from the Bank of New York Mellon, have mismanaged our Trust. Since 2019, weve received no distributions, no accountability, and no meaningful communication. PCEC has grown increasingly bold, taking advantage of the Trustees inaction to further erode the Trusts value. Theyve exploited loopholes to inflate costs, such as abruptly assessing Asset Retirement Obligations (AROs) to trigger a dissolution. Even worse, they continue to use wells that dont belong to the Trust to further inflate liabilitiesall while the Trustee remains inactive.

Key Issues:
1. The Trustees Complete Failure to Act:
PCEC has taken two calculated steps to undermine the Trust:
o Sudden and Massive ARO Claims: PCEC has abruptly inflated environmental and ARO liabilities to push the Trust toward dissolution by driving net profits below the $2 million threshold, which would trigger liquidation within two years. This is a deliberate move to strip unitholders of the assets future value.
o Inflating Costs with Inactive and Plugged Wells: A major unitholder uncovered that PCEC has included inactive and plugged wells in its ARO calculations, artificially inflating costs to further weaken the Trusts financial position.
The Trustee has allowed these manipulations to go unchecked, showing a complete disregard for unitholders interests.
2. A Clear Scheme to Dissolve the Trust:
The evidence is clear: PCEC is systematically inflating liabilities to push the Trust into dissolution, leaving unitholders with nothing. Every Form 8-K is filled with misstatements, merely repeating PCECs narrative with no oversight from the Trustee.
3. Lack of Financial Transparency:
Since 2019, PCEC has failed to provide accurate financials and is hiding behind endless audits. The Trustee, instead of demanding transparency, continues to parrot flawed data. If they missed an 70+ well discrepancy, what else are they overlooking?
4. Dismissive Responses from the Trustee:
When unitholders raise valid concerns, the Trustee offers only a dismissive response: Weve done all we can. This is not acceptable. Even after a majority vote to remove them, the Trustee has failed to take any corrective action.

Our Vision for the Future:
We are not just here to highlight problemswe are here to join the fight to restore accountability and protect unitholders interests. Together, we can:
Reinstate Distributions: We will work to recover the $40-45 million in rightful distributions that have been unjustly withheld.
Demand Full Transparency: We must hold PCEC and the Trustee accountable for every misstatement and financial discrepancy. Full transparency and governance reform are necessary to ensure the Trust is properly managed.
Hold the Trustee Accountable: If the Trustee continues to neglect its duties, we will take the necessary steps to ensure they are held responsible for their inaction.
We are joining the fight to protect whats rightfully ours. The time for inaction is over. Lets work together to reclaim our distributions, demand accountability, and ensure the future success of the Pacific Coast Oil Trust.
Sincerely,
Moe Shaltout & Ravi Desai

CUSIP No.: 694103102
Date Quantity Current cost Unit cost Cost Basis

CROMWELL
11/16/2022 27,785 Buy $.436 $12,116.27
11/21/2022 21,521 Buy $.454 $9,779.00
11/22/2022 33,831 Buy $.467 $15,814.61
11/23/2022 17,326 Buy $.45 $7,798.70
11/29/2022 16,351 Buy $.505 $8,249.45
11/30/2022 30,849 Buy $.502 $15,491.29
12/1/2022 82,852 Buy $.505 $41,825.69
12/2/2022 94 Buy $.471 $44.30
12/5/2022 4,416 Buy $.452 $1,994.06
12/6/2022 10,110 Buy $.495 $5,002.41
12/7/2022 7,980 Buy $.455 $3,632.90
12/9/2022 19,627 Buy $.504 $9,892.05
12/14/2022 22,794 Buy $.505 $11,512.97
12/16/2022 85,325 Buy $.485 $41,376.10
12/19/2022 30,000 Buy $.50 $15,002.00
3/6/2023 134,998 Buy $.545 $73,575.91
3/15/2023 116,641 Buy $.55 $64,154.56
8/24/2023 2,100 Buy $.475 $997.00
1/17/2024 3,169 Buy $.37 $1,172.53
1/31/2024 5,540 Buy $.37 $2,049.80
2/16/2024 2,383 Buy $.37 $881.71
10/23/2024 1,721,088 Buy $.235 $404,455.68
Total 2,396,780 $.312 $746,818.98

MR. DESAI
10/23/2024 1,721,088 Buy $.235 $404,455.68
Total 1,721,088 $.235 $404,455.68